Exhibit 99.1

Forrester Research Inc.

November 10, 2017

To Whom It May Concern:

Forrester Research, Inc. (“Forrester”) consents to the inclusion of its name and the language set forth below in the Registration Statement on Form S-1 filed by Appian Corporation and any related prospectus:

“Quotes 1& 2: “According to Forrester, the market for low-code development platforms is expected to total $4.4 billion in 2018 and is expected to grow at a 49% compound annual growth rate to $21.2 billion in 2022. We were included as a “Leader” in the Forrester Wave: Low-Code Development Platforms in 2017, which is an evaluation of current offering, strategy and market presence.”

Source: Forrester, The Forrester Wave™: Low-Code Development Platforms For AD&D Pros Q4 2017, October 12, 2017 and Forrester, Vendor Landscape: A Fork In The Road For Low-Code Development Platforms, Updated November 8, 2017

Quote 3: “Case management. We were included as a “Leader” based on the strength of our current offering, our strategy and our market presence in the Forrester Wave: Dynamic Case Management in 2016.”

Source: Forrester, The Forrester Wave™: Dynamic Case Management, Q1 2016, February 2, 2016

Quote 4: “Traditional custom enterprise software market. In addition to our current core software markets, we believe that our platform better meets certain of the needs that have been historically addressed by manually-developed custom enterprise software, which is expected to represent a $169 billion market in 2018, according to Forrester.”

Source: Forrester, Midyear Global Tech Market Outlook For 2017 To 2018, September 25, 2017

Quote 5: “This competitive differentiation is of utmost importance as 59% of enterprise IT respondents cited the desire to gain required functionality as the main motivation for developing custom enterprise software, which is not available in purchased packaged software, according to a 2014 study conducted by Forrester Consulting, which was commissioned by us.”

Source: The Move Toward Modern Application Platforms, a commissioned study conducted by Forrester Consulting on behalf of Appian, December 2014

Quote 6: “According to one example cited by Forrester, the coding of custom software took an estimated 2.7 years to complete,”

Source: Forrester, Vendor Landscape: The Fractured, Fertile Terrain Of Low-Code Application Platforms, April 11, 2016

Quote 7: “In the same report, Forrester found that the use of low-code software development was six to 20 times faster than traditional software development.”

Source: Forrester, Vendor Landscape: The Fractured, Fertile Terrain Of Low-Code Application Platforms, April 11, 2016

This consent is conditioned upon the inclusion in the Registration Statement and any related prospectus of the following language:

“The Forrester Research studies described herein, one of which was commissioned by us, represents data, research, opinions or viewpoints prepared by Forrester Research, and are not representations of fact. We have been advised by Forrester Research that its studies speak as of their original dates (and not as of the date of this prospectus) and any opinions expressed in the studies are subject to change without notice.”

Very truly yours,

Forrester Research, Inc.

/s/ Naomi Sager
Name: Naomi Sager
Title: Manager, Citations